 Exhibit 99.1

AMARC FORMS ALLIANCE WITH FREEPORT-McMoRan MINERAL PROPERTIES CANADA INC.
TO ADVANCE ITS JOY COPPER-GOLD PORPHYRY DISTRICT, BRITISH COLUMBIA

May 12, 2021, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce it has entered into a Mineral Property Earn-In Agreement (the “EIA”) with Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX). Under the terms of the EIA, Freeport may acquire up to a 70% ownership interest by making staged investments in Amarc’s JOY porphyry Cu-Au district (the “JOY District” or “JOY”) in British Columbia (“BC”).

The 482 km2 JOY District covers the northern extension of the prolific Kemess porphyry Cu-Au district in the underexplored Toodoggone region of north-central BC. A geological region with high potential for important porphyry and epithermal deposits, the Toodoggone is part of BC’s Golden Horseshoe, which includes the Golden Triangle to the W and NW.

JOY is host to the open-ended PINE Cu-Au deposit, the promising MEX Cu-Au target and a pipeline of other large and high potential, drill-ready Cu-Au porphyry targets, which cluster on the property.

“We are delighted to welcome Freeport, a foremost global copper developer and miner, to JOY as a key funder and strategic partner in Amarc’s campaign to realize the considerable copper-gold district potential of this very prospective property,” said Amarc President & CEO, Dr. Diane Nicolson.

“The strength of the alliance, in my view, lies in the Amarc team’s depth of knowledge and porphyry copper-gold discovery track record in BC and the Toodoggone region, combined with Freeport’s global capabilities as a top-tier copper producer,” said Nicolson. “Our teams share not just a common vision for the exceptional discovery potential of the JOY District, but a passion for the responsible development of copper assets in North America to help fuel our society’s transition to renewable energy, electrification and a low-carbon future.”

Permits for drilling and ground geophysical surveys are in place at JOY. Nicolson reports that the team is currently finalizing plans for a comprehensive 2021 exploration program that will advance deposit delineation and understanding of known areas of extensive mineralization, and assess several other important-scale targets.

JOY District Agreement with Freeport

Under the terms of the EIA, Freeport has a two-stage option to earn up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over up to a 10 year period.

To earn an initial 60% interest, Freeport is required to fund CDN $35 million of work expenditures over a 5-year term. During the first year of the earn-in, a $4 million work program is planned in the JOY District.

These optional earn-in expenditures can be accelerated by Freeport at its discretion. Amarc will be operator during the initial earn-in period. Once Freeport has acquired such 60% interest, Amarc and Freeport will proceed to operate the JOY District through a jointly owned corporation with Freeport assuming project operatorship.

Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% in the mineral claims comprising the JOY District, plus other rights and interests (for a total 70% interest) by sole funding a further CDN $75 million within the following five years.

Once Freeport has finalized its earned ownership interest at either the 60% or 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 60:40 or 70:30 basis.

JOY District Highlights

The JOY District is located on the northern extension of the prolific Kemess porphyry Cu-Au district, which includes the former Kemess South mine, the permitted and development-stage Kemess North underground deposit, and the advanced-stage Kemess East underground deposit – all currently held by Centerra Gold Inc. (“Centerra”). Through its association with HDI, Amarc’s technical team was first to recognize the Kemess District’s true porphyry potential, acquiring both Kemess North and Kemess South as early-stage prospects and advancing both to significant porphyry Cu-Au deposits. Kemess South was sold on beneficial terms to a predecessor of Northgate Minerals, which brought the deposit into production.

JOY is accessed via resource roads servicing the southern end of the Toodoggone region, including Centerra’s Kemess porphyry Cu-Au deposits and the historic Lawyers, Baker and Shasta epithermal precious metal mines.

Amarc’s 100%-owned consolidated mineral tenure at JOY hosts a pipeline of high quality targets, including: the PINE Cu-Au deposit, which remains open to expansion; the MEX Cu-Au deposit target; and, a number of other high potential drill-ready Cu-Au porphyry targets. In addition, Au-Ag epithermal deposit potential remains to be fully explored at JOY.

Further in-depth information on historical and contemporary exploration activities completed within the JOY District, detailing its significant potential, can be found in the Company’s ‘JOY Project 2020 Technical Report’ filed under Amarc's profile at www.sedar.com or located on our website at https://amarcresources.com/projects/joy-project/technical-report/.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry copper-gold mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the 100%-owned IKE, DUKE and JOY porphyry copper±gold districts located in different prolific porphyry districts in southern, central and northern BC, respectively. Each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail. Importantly, each district represents significant potential for the development of multiple and important-scale, porphyry copper±gold deposits.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and Pine. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.
Dr. Diane Nicolson
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.